Exhibit 4.6

AMENDMENT NO. 2 TO

SENIOR SUBORDINATED SECURED NOTE AND
WARRANT PURCHASE AGREEMENT

This Amendment No. 2 effective as of August 18, 2004 (“Amendment No. 2”) amends that certain Senior Subordinated Secured Note and Warrant Purchase Agreement dated as of November 26, 2002 (as amended and in effect from time to time, the “Purchase Agreement”), by and among SoftBrands, Inc., a Delaware corporation (the “Company”), its Significant Subsidiaries (as defined in the Purchase Agreement) (collectively, the “Borrowers”) and Capital Resource Partners IV, L.P. (the “Purchaser”).

1.             Amendment of the Purchase Agreement.

1.01.       Section 1.01 of the Purchase Agreement shall be amended to delete the definitions of “Repurchase Price,” “Put Cash Adjustment,” “Put Closing Date,” and “Put Notice.”

1.02        The definition of “Interest Expense” in Section 1.01 of the Purchase Agreement shall be amended (such amendment to be deemed a point of clarity with retroactive effect to the date of original execution of such Purchase Agreement) such that it reads in its entirety as follows:

“Interest Expense” shall mean, on a consolidated basis, for any given period, the sum of (1) the aggregate cash interest expense of the Company and the Subsidiaries paid, payable or accrued for such period, (2) to the extent not included in (1), any noncash expense required to be recognized by the Company to reflect the obligation represented by the put right contained in 3.03 of this Agreement before adoption of Amendment No. 2 to this Agreement and (3) to the extent not included in (1), any noncash expense recognized by the Company for renegotiation and elimination of such put right, all to be determined in accordance with GAAP.

1.03.       The definition of “Public Company Status” in Section 1.01 of the Purchase Agreement shall be amended such that it shall read in its entirety as follows:

““Public Company Status” means any time that (i) the Company’s Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act and such securities are listed for trading on the New York Stock Exchange or quoted on the Nasdaq Small Cap Market; (ii) the aggregate market valuation of the Company’s Common Stock is not less than $100 million and (iii) the average weekly reported volume of trading for such securities during the six calendar weeks preceding such date exceeds 4% of total amount of such securities then outstanding.”

1.04.       The definition of “Qualified IPO” in Section 1.01 of the Purchase Agreement shall be amended such that it shall read in its entirety as follows:

““Qualified IPO” means a firm commitment underwritten public offering of shares of the Company’s Common Stock in which (i) the aggregate proceeds to the Company and/or any stockholders participating in the offering, if any, are at least $25 million, (ii) the aggregate market valuation of the Company’s Common Stock is then not less than $100 million and (iii) the offering price per share is at least $2.00 per share.”

1.05.       The definition of “Securities” in Section 1.01 of the Purchase Agreement shall be amended such that it shall read in its entirety as follows:

““Securities” means collectively the Notes, the Preferred Shares, the Warrants and the Warrant Shares.”

1.06.       The following new definitions of “Affiliates,” “Associates,” “Series B Preferred Stock,” “Preferred Shares” and “Private Securities” shall be added to Section 1.01 of the Purchase Agreement:

““Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.”

““Preferred Shares” means the shares of Series B Preferred Stock issued to the Purchasers.”

““Series B Preferred Stock” means the Company’s Series B Convertible Preferred Stock, par value $.01 per share.”

““Private Securities” means Equity Securities issued by the Company in a private placement where such Equity Securities and any Equity Securities issued in any related transactions represent less than 50% of the Equity Securities of the Company and where the issuance will not result in a Person, along with such Person’s Associates or Affiliates, beneficially owning 50% or more of the Company’s voting stock.”

1.07.       The definition of “Excluded Securities” in Section 1.01 of the Purchase Agreement shall be amended such that it shall read in its entirety as follows:

“Excluded Securities” means Equity Securities:

(a) issued or issuable upon exercise of the Warrants or the conversion of the Preferred Shares;

(b) issued or issuable as a dividend or distribution on Common Stock;

(c) up to an aggregate of 8,400,000 shares of Common Stock issued or issuable to employees, directors and consultants of the Company pursuant to an employee benefit plan approved by the Board of Directors and the shareholders of the Company;

(d) issued or issuable in an underwritten public offering pursuant to registration under the Securities Act; or

(e) issued solely in connection with the acquisition of assets, capital stock or other property representing the acquisition of intellectual property, contracts or other assets of a software business where such Equity Securities and any Equity Securities issued in any related transactions represent less than 50% of the Equity Securities of the Company and where the issuance will not result in a Person, along with such Person’s Associates or Affiliates, beneficially owning 50% or more of the Company’s voting stock.”

1.08.       Sections 3.03, 3.04 and 3.05 of the Purchase Agreement shall be amended such that each shall read in its entirety as follows:

“[Reserved]”

1.09.       Exhibit 3.01 to the Purchase Agreement shall be replaced with Exhibit 3.01 attached as Exhibit A hereto.  In connection with the execution of this Amendment No. 2, Purchaser shall surrender for exchange Warrant W-2 issued on September 20, 2003, to the Company and the Company at its expense will issue and deliver to the Purchaser a new Warrant substantially in the form set forth in Exhibit A hereto for 4,016,518 shares of the Company’s Common Stock.  The Company and the Purchaser agree that any shares of Common Stock issuable upon the exercise of this Warrant shall be “Warrant Shares” under the Purchase Agreement.

1.10        Section 3.08 of the Purchase Agreement shall be amended such that it shall read in its entirety as follows:

“Right to Sell Securities.  If the Company or its Subsidiary desire to issue any Equity Securities (other than Excluded Securities and Private Securities) and such issuance has been approved by the Company’s Board of Directors, the Company shall first deliver written notice to each holder of Preferred Shares or Warrant Shares.  The notice must specify: (i) the name and address of the party to which the Company or subsidiary proposes to issue Securities, (ii) the Securities proposed to be issued, (iii) the consideration to be delivered for the proposed issuance and (iv) all other material terms and conditions of the proposed transaction.  Prior to the issuance of any Securities by the Company or any Subsidiary (other than Excluded Securities) to any Person, the Company may, or such Person will, first make a written offer to each of the holders of the Preferred Shares or Warrant Shares to purchase all of the Preferred Shares and Warrant Shares held by such holder to the Company or such Person on the same terms as the proposed issuance with such offer to be acceptable by the holder of Preferred Shares or Warrant Shares for a period of not less than twenty (20) business days.  If the Company or the Person has not completed the purchase of all of the Preferred Shares and Warrant Shares the holders desire to sell, the Company or the Subsidiary shall not consummate the proposed issuance.  The holders of Preferred Shares and Warrant Shares shall not be required to provide any indemnification in connection with the sale of the Preferred Shares or Warrant Shares to the Company or such Person.”

1.11        The following shall be added as Section 3.09 to the Purchase Agreement:

“3.09.  Termination Upon Qualified IPO.  Each of the Purchaser’s rights to purchase New Securities set forth in Section 3.07 or sell its Securities set forth in Section 3.08 shall terminate upon the earlier to occur of (x) a Qualified IPO or (y) the Company achieving and maintaining Public Company Status for a period of three consecutive months.”

1.12        Section 7.01(m) of the Purchase Agreement shall be amended such that it shall read in its entirety as follows:

“(m)        Preferred Stock Subordination Agreement.  Upon the issuance of any shares of Preferred Stock (other than the Preferred Shares) having accruing dividends or terms which allow for the redemption of such stock, the Company shall cause the holders of Preferred Stock to enter into a subordination agreement (the “Preferred Stock Subordination Agreement”) such agreement to be in the form of Exhibit 7.01(m) attached hereto.”

1.13.       Section 7.02(l) of the Purchase Agreement shall be amended such that it shall read in its entirety as follows:

“(l)          No Amendment or Waiver of Charter Documents.  Amend, alter, repeal or terminate its Certificate of Incorporation (or comparable charter documents), including, without limitation through any merger certificate of designation, without the prior written consent of the Purchasers.”

1.14.       The following subparagraph (u) shall be added to Section 7.02 of the Purchase Agreement:

“(u)         Rights Plan.  The Company shall not amend the Rights Plan without the prior written consent of the Purchaser Representative; provided, that the Purchaser Representative hereby consents to (i) the amendment of the Rights Plan to exempt a third party who comes to own less than twenty percent (20%) of the Company’s issued and outstanding shares of capital stock and would otherwise be deemed an Acquiring Person under the Rights Plan if the Company shall have entered into a standstill agreement with such third party (or group of affiliated parties) that provides that such party (or group of affiliated parties) shall not acquire any further shares of the Company’s capital stock; and (ii) any amendments required in connection with any merger, consolidation or sale of all or substantially all of the stock or assets of the Company if the holders of Series B Convertible Preferred Stock shall have received the payments due to such stockholders pursuant to Section 3A of the certificate of designation setting forth the terms of the Series B Convertible Preferred Stock.”

1.15.       The first paragraph of Section 7.03 of the Purchase Agreement shall be amended such that it shall read in its entirety as follows:

“7.03.  Reporting Requirements.  Until the later to occur of (i) a Qualified IPO and (ii) the repayment in full of the Notes and all outstanding unpaid interest thereon, the Company will furnish to each holder of any Note, any Warrant, any Preferred Shares or any Warrant Shares:”

1.16         Section 8.01(2) of the Purchase Agreement shall be amended such that it shall read in its entirety as follows:

“(2)         the Purchasers may proceed to protect and enforce their rights by suit in equity (including without limitation a suit for rescission), action at law and/or other appropriate proceeding either for specific performance of any covenant, provision or condition contained or incorporated by reference in this Agreement or any term of the Certificate of Incorporation of the Company, or in aid of the exercise of any power granted in this Agreement or in the Certificate of Incorporation of the Company.”

2.             Preferred Stock.

In connection with and in consideration of the execution of this Amendment No. 2., the Company shall issue to the Purchaser 4,331,540 Preferred Shares.  The Company represents and warrants that when issued these Preferred Shares will be duly authorized, validly issued and fully paid and nonassessable.

3.             Miscellaneous.

3.01.       Effect.  Except as amended by Amendment No. 1 dated September 30, 2003 and hereby, the Purchase Agreement shall remain in full force and effect.

3.02.       Waiver.  This Amendment No. 2 is effective only in the specific instance and for the specific purpose for which it is executed and shall not be considered a waiver or agreement to amend as to any provision of the Purchase Agreement in the future.

3.03.       Defined Terms.  All capitalized terms used but not specifically defined herein shall have the same meanings given such terms in the Purchase Agreement unless the context clearly indicates or dictates a contrary meaning.

3.04.       Costs, Expenses, Taxes.  The Company agrees to pay all costs and expenses of the Purchaser in connection with the preparation, execution and delivery of this Amendment No. 2 and other instruments and documents to be delivered hereunder, including the reasonable fees and out-of-pocket expenses of the Purchaser and the fees of Testa, Hurwitz & Thibeault, LLP, special counsel for the Purchaser, with respect thereto.

3.05.       Governing Law.  This Amendment No. 2 shall be governed by, and construed and enforced in accordance with, the internal laws of the Commonwealth of Massachusetts, without regard to conflicts of law principles.

3.06.       Seal.  This Amendment No. 2 is executed as an instrument under seal.

3.07.       Counterparts.  This Amendment No. 2 may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and each of the parties hereto may execute this Amendment No. 2 by signing any of such counterparts.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 2 as of the date first above written.

SOFTBRANDS, INC.

By:	/s/ David G. Latzke
Name (Printed): David G. Latzke
Title: Senior Vice President, Chief Financial Officer

SOFTBRANDS MANUFACTURING, INC.

By:	/s/ David G. Latzke
Name (Printed): David G. Latzke
Title: Chief Financial Officer

SOFTBRANDS HOSPITALITY, INC.

By:	/s/ David G. Latzke

Name (Printed):David G. Latzke
Title: Chief Financial Officer

SOFTBRANDS INTERNATIONAL, INC.

By:	/s/ David G. Latzke
Name (Printed):David G. Latzke
Title: Chief Financial Officer

SOFTBRANDS LICENSING, INC.

By:	/s/ David G. Latzke
Name (Printed):David G. Latzke
Title: Chief Financial Officer

SOFTBRANDS EUROPE LIMITED

By:	/s/ David G. Latzke
Name (Printed): David G. Latzke
Title: Director

PURCHASERS:

CAPITAL RESOURCE PARTNERS IV, L.P.

By:	CRP Partners IV, LLC
Its General Partner

By:

/s/ Alexander S. McGrath

Name: Alexander S. McGrath
Title: Managing Member

Exhibit A

As Amended, Filed as Exhibit 4.9 to Form 10